UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Amendment No. 2 to

FORM 20-F

(Mark One)

☒ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: Not applicable

For the transition period from _______ to _______

Commission file number: 001-41788

1397468 B.C. Ltd.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

British Columbia

(Jurisdiction of incorporation or organization)

300 - 900 West Hastings Street, Vancouver, British Columbia, V6C 1E5
(Address of principal executive offices)

Alexi Zawadzki
300 - 900 West Hastings Street, Vancouver, British Columbia, V6C 1E5
Telephone: 604-785-4453
Facsimile: 604-629-0726
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of class	Trading Symbol(s)	Name of exchange on which registered
Common Shares without par value	LAC	Toronto Stock Exchange New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: Not applicable.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes ☐ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☐ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
☐ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.(1) ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).(1) ☐

(1) Check boxes are blank until we are required to have a recovery policy under the applicable listing standard of the New York Stock Exchange.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐  International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☐ No

EXPLANATORY NOTE

This Amendment No. 2 to the registration statement on Form 20-F (File No. 001-41788) is being filed solely to update certain information in Items 6 and 7 and to file certain exhibits. As a result, this Amendment No. 2 consists of a cover page, this explanatory note, Item 6, Item 7, a revised list of exhibits (Item 19 of Part III), a signature page and Exhibits 4.1, 4.3, 4.4, 4.7, 4.9, 4.10, 4.11, 4.12, 4.13 and 4.14.

Other than as expressly set forth above, this Amendment No. 2 does not, and does not purport to, amend, restate or update the information contained in our registration statement on Form 20-F filed with the U.S. Securities and Exchange Commission on August 22, 2023, as amended on August 31, 2023 (the "Form 20-F").

Capitalized terms used in this Amendment No. 2 and not otherwise defined shall have the meanings ascribed to them in the Form 20-F. Section references used herein refer to the applicable sections of the Form 20-F.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following are the expected members of senior management and the directors of the Company following the Separation:

Name	Age(1)	Position
Jonathan Evans	53	Director and Chief Executive Officer
Pablo Mercado	47	Executive Vice President and Chief Financial Officer
Richard Gerspacher	49	Executive Vice President, Capital Projects
Edward Grandy	55	Senior Vice President, General Counsel and Corporate Secretary
April Hashimoto	60	Senior Vice President, Finance and Administration
Aubree Barnum	38	Vice President, Human Resources
Tim Crowley	54	Vice President, Government and External Affairs
Alexi Zawadzki	52	Vice President, Resource Development
Kelvin Dushnisky	59	Executive Chair and Director
Michael Brown*	65	Director
Fabiana Chubbs*	57	Director
Yuan Gao*	61	Lead Independent Director
Zach Kirkman	37	Director
Jinhee Magie*	55	Director
Philip Montgomery*	59	Director

*  Independent Director

(1)  As of September 13, 2023

Biographical information with respect to each of our directors and our executive officers is set forth below.

Jonathan Evans, Chief Executive Officer

Mr. Evans joined LAC as a Director in June 2017, and has served as its President since August 2018 and its CEO since May 2019. From March 2016 to September 2018, he was the Chief Operating Officer of DiversiTech Corporation (a manufacturing company). Mr. Evans has more than 20 years of operations and general management experience across businesses of various sizes and industry applications. Previously, he served as Vice President and General Manager for FMC Corporation's lithium division, and has held executive management roles at Arysta LifeScience, AMRI Corporation and General Electric. He holds a Bachelor of Science degree in mechanical engineering from Clarkson University and an MS from Rensselaer Polytechnic Institute.

Pablo Mercado, Executive Vice President and Chief Financial Officer

Mr. Mercado is currently the Executive Vice President and Chief Financial Officer of LAC, having been appointed in April 2023. Mr. Mercado has over 23 years of experience in finance and corporate development in the energy industry. Most recently he served as Chief Financial Officer of EnLink Midstream, LLC, and prior to that, as Chief Financial Officer of Forum Energy Technologies, Inc., both U.S. public companies listed on the New York Stock Exchange. Mr. Mercado started his professional career in 1998 as an investment banker at Bank of America, UBS and Credit Suisse, until joining Forum in 2011. He holds a BBA from the Cox School of Business and a BA in Economics from the Dedman College, both of Southern Methodist University, and an MBA from the University of Chicago Booth School of Business.

Richard Gerspacher, Executive Vice President, Capital Projects

Mr. Gerspacher is Senior Vice President, Capital Projects at LAC. He has over 20 years of leadership experience in developing and executing successful projects throughout the world in a variety of sectors including industrial minerals, metals mining and power generation. Prior to joining LAC, Mr. Gerspacher worked for Fluor Corporation, a global engineering and construction company where he served as Vice President and Projects Director for a lithium project in Australia. He also served as Chairman of Fluor's Latin America Talent Development Team and as a member of their Global Project Management Talent Development Team. Mr. Gerspacher holds a Professional Engineer designation, and has a Bachelor's degree in Civil-Structural Engineering from the University of Detroit and a Master of Business Administration degree from Duke University.

Edward Grandy, Senior Vice President, General Counsel and Corporate Secretary

Mr. Grandy is the Vice President, Legal and Regulatory Affairs of Lithium Nevada. He was General Counsel of Barrick Gold Corporation's copper business from 2012 to 2018. He is a legal department leader with broad experience in project development and regulatory compliance. Edward holds a Bachelor of Arts from Middlebury College and a J.D. from the Emory University School of Law.

April Hashimoto, Senior Vice President, Finance and Administration

Ms. Hashimoto has served as the Senior Vice-President, Finance and Administration for LAC since May 2023. She has over 20 years of international experience in senior finance roles in the mining industry. Prior to joining LAC, she was President and Director of Pembrook Copper Corp. (“Pembrook”) from August 2021 to January 2023 and CFO of Pembrook from August 2010 to April 2023. She was also previously CFO of Pacific Rim Mining Corp. She also served in increasing roles of responsibility over 13 years at Placer Dome Inc. including as Controller for the Australasian and North American mining operations and as CFO for the Global Exploration and Construction division. Ms. Hashimoto is a CPA and holds a BA in Economics from the University of Western Ontario and an MBA from the Schulich School of Business at York University.

Aubree Barnum, Vice President, Human Resources

Ms. Barnum is the Vice President, Human Resources of LAC and is a human resources professional with over 13 years of experience in municipal and mining industry human resources leadership roles. Prior to joining LAC, Ms. Barnum served as Vice President Human Resources for Nevada Copper Corp. She earned her Bachelor of Arts degree in Human Physiology from the University of Oregon and a Master of Business Administration/Human Resource Management degree from Columbia Southern University. She holds a Certified Professional (CP) designation from the Society of Human Resource Management and is a member of the National Society for Leadership and Success.

Tim Crowley, Vice President, Government and External Affairs

Mr. Crowley is the Principal of Crowley & Ferrato Public Affairs, having served in this role since 2014. Prior to Crowley & Ferrato Public Affairs, he was the President of the Nevada Mining Association. He sits on the Keep Truckee Meadows Beautiful Board of Directors and the University of Nevada, Mackay School of Earth Sciences and Engineering Advisory Board. Tim holds a Bachelor of Science from the University of Nevada, Reno.

Alexi Zawadzki, Vice President, Resource Development

Mr. Zawadzki is the President of North American Operations of LAC and the CEO of Lithium Nevada. He has over 20 years of experience developing mining and energy projects in roles of increasing responsibility. Following 10 years working for an international engineering consultancy, in 2007 he founded a publicly traded renewable energy company resulting in the construction and operation of two hydroelectric facilities. Since 2014, he has been focused on the lithium sector as an enabler of renewable energy technologies. Mr. Zawadzki trained as a hydrologist and holds a Masters degree from Wilfrid Laurier University.

Kelvin Dushnisky, Executive Chair and Director

Mr. Dushnisky is a Director at LAC, having joined the board of directors in June of 2021. Mr. Dushnisky served as Chief Executive Officer and a member of the Board of Directors of AngloGold Ashanti from September 2018 to September 2020. Mr. Dushnisky led the execution of the organization's strategic priorities and oversaw a global portfolio of mining operations and projects in Africa, South America, and Australia, along with exploration interests and investments in North America. He also led the company's interface with key stakeholders, including shareholders, host governments, communities, and organized labor. Prior to AngloGold Ashanti, Mr. Dushnisky had a 16-year career with Barrick Gold Corporation, ultimately serving as President and a member of the Board of Directors. Prior to Barrick he held senior executive and board positions with a number of private and listed companies. Mr. Dushnisky holds a B.Sc. (Hon.) degree from the University of Manitoba and M.Sc. and Juris Doctor degrees from the University of British Columbia. He is a member of the Law Society of British Columbia and the Canadian Bar Association. Mr. Dushnisky is past Chair of the World Gold Council. He served on the International Council on Mining and Metals (ICMM) and is a former member of the Accenture Global Mining Council and the Institute of Directors of Southern Africa. Mr. Dushnisky served on the Board of Trustees of the Toronto-based University Health Network (UHN).

Michael Brown, Director

Mr. Brown is a former Executive Director of the State of Nevada Governor's Office of Economic Development from 2019 to 2023 among other state government roles held during this period. Previously he served as President of Barrick Gold North America, a subsidiary of Barrick Gold Corporation from 2015 to 2018 after serving in roles of increasing responsibility with Barrick since 1994. Mr. Brown has over 24 years of mine operations experience coupled with experience in U.S. federal, state and foreign government relations. He has previously served on a number of not-for-profit boards in the state of Nevada, including the Las Vegas Global Economic Alliance, Communities in Schools - Nevada and the Nevada Taxpayers Association. He is former member of the executive committee of the US National Mining Association. Mr. Brown holds an MBA from George Washington University.

Fabiana Chubbs, Director

Ms. Chubbs is a Director at LAC, having joined the board of directors in June of 2019. Ms. Chubbs was the Chief Financial Officer of Eldorado Gold Corporation from 2011 to 2018. She joined Eldorado Gold Corporation in 2007 and led Treasury and Risk Management functions until accepting the Chief Financial Officer position. Prior to joining Eldorado Gold Corporation, she was a Senior Manager with PwC Canada. During her ten years at PwC Canada, Ms. Chubbs specialized in audit of public mining and technology companies. Ms. Chubbs started her career in her native Argentina, with experience divided between PwC Argentina and IBM. Ms. Chubbs holds dual degrees from the University of Buenos Aires, a Certified Public Accountant bachelor's degree, and a Bachelor of Business Administration degree. Ms. Chubbs is a Chartered Public Accountant in Canada. Ms. Chubbs also serves on the board of Royal Gold, Inc.

Yuan Gao, Lead Independent Director

Dr. Gao is a Director at LAC, having joined the board of directors in October of 2019. He is also the Vice Chairman of the board of Qinghai Taifeng Pulead Lithium-Energy Technology Co. Ltd., a leading producer of cathodes for lithium-ion batteries, having served as President and CEO from May 2014 to Sept 2019. Previously, Dr. Gao served as Vice President at Molycorp Inc., and as Global Marketing Director and Technology Manager at FMC Corporation (USA). Yuan holds a BSc from the University of Science and Technology of China, and a PhD in Physics from the University of British Columbia. He has also completed Executive Education at The Wharton Business School, University of Pennsylvania.

Zach Kirkman, Director

Mr. Kirkman is GM's nominee to the board of directors of LAC. He is the Vice President Corporate Development and Global M&A of General Motors Company since January 2023, and prior to that served as the Head of Corporate Development, Mergers & Acquisitions of Tesla, Inc. from August 2016 to December 2022. Mr. Kirkman has extensive M&A experience gained during his time leading the corporate development teams of GM and Tesla, and previously as part of Apple Inc.'s corporate development department. He holds an MBA from the Massachusetts Institute of Technology.

Jinhee Magie, Director

Ms. Magie is a Director at LAC, having joined the board of directors in June of 2021. Ms. Magie served as the Chief Financial Officer and Senior Vice President of Lundin Mining Corporation from October 2018 to September 2022, overseeing financial reporting, treasury, tax and information technology (including cybersecurity). She joined Lundin in 2008, serving in various roles of increasing responsibility, including nine years as Vice President, Finance. With over 25 years of experience, Ms. Magie began her career with Ernst & Young and has held progressively more senior roles in public companies, with the last 15 years in the mining industry. Before joining Lundin, Ms. Magie was the Director of Corporate Compliance for LionOre Mining International Ltd. She has extensive experience in acquisitions and divestitures, public and private equity fundraising and public company reporting. Ms. Magie holds a Bachelor of Commerce degree from the University of Toronto and is a Chartered Professional Accountant (CPA, CA).

Philip Montgomery, Director

Mr. Montgomery is a non-executive director at Walkabout Resources Ltd. He brings extensive global experience in major capital projects. Over his 35-year career at BHP Group Limited and its predecessor organizations, Mr. Montgomery worked across various geographies and commodities, demonstrating expertise in leading assets and projects as well as senior corporate roles, including Chief Growth Officer, Global Head of Group Project Management and Vice President - Projects. Mr. Montgomery is a Professional Engineer and holds a B.Sc. in Mechanical Engineering and Business Management from Oxford Brookes University.

B. Compensation

Arrangement Incentive Securities

In connection with the Arrangement, it is contemplated holders of all deferred share units ("DSUs"), restricted share rights ("RSUs") and performance share units ("PSUs") of LAC (collectively, the "LAC Units") will receive, in lieu of each such outstanding LAC Unit, one equivalent incentive security of the Company (collectively, the "Company Units") and one equivalent incentive security of Lithium Argentina (collectively, the "Lithium Argentina Units" and together with the Company Units, the "Arrangement Incentive Securities"). The Arrangement Incentive Securities will have the same terms as the LAC Units, subject to the economic adjustments and other necessary modifications as governed by the Plan of Arrangement.

Holders of the LAC Units will dispose of (i) the butterfly percentage, a percentage commensurate with the proportion of the Spin-Out Business assets disposed of over LAC's total assets, of each LAC Unit to the Company for one equivalent Company Unit, and (ii) the remaining portion of each LAC Unit to LAC for one Lithium Argentina Unit, subject to adjustment as follows. Pursuant to the application of subsection 7(1.4) of the Tax Act to the exchange, the number of Lithium Argentina Units to be issued by LAC to a holder on the exchange will be reduced, if and to the extent necessary, such that the total of the fair market value of the Company Units and the fair market value of the Lithium Argentina Units receivable by the holder, as determined immediately after the exchange, does not exceed the fair market value of the LAC Units exchanged by such holder, as determined immediately before the exchange. The LAC Units so exchanged will be cancelled.

It is contemplated that (unless determined by the board of directors of LAC in certain specific circumstances) an incentive security (other than PSUs) of one entity, being either the Company or Lithium Argentina, held by persons who are not employed as a director, officer, or employee or engaged as a service provider of the said entity but are employed or engaged with the other entity, will immediately vest and the holder of the said incentive security will be entitled to receive the underlying share after completion of the Separation.

The replacement PSUs of each of the Company and Lithium Argentina will continue, but will be subject to the same time based vesting period as the LAC PSUs they replace and upon vesting thereof will be settled by the issuance of one underlying share irrespective of the applicable performance multiplier to which the original LAC PSU was subject, except with respect to LAC PSUs that were fully vested prior to the Separation, in which case the replacement PSUs will be settled for the number of underlying shares determined based on the performance multipliers of the LAC PSUs they replaced.

Based on the number LAC equity awards outstanding as of September 13, 2023, it is expected that upon completion of the Arrangement, 276,669 DSUs of the Company (the "Company DSUs"), 2,174,690 RSUs of the Company (the "Company RSUs") and 781,105 PSUs of the Company (the "Company PSUs") will be issued and outstanding.

Post-Separation Compensation Structure

Following the Separation, the Company expects to utilize a combination of both fixed and variable compensation to motivate executives to achieve overall corporate goals. The board of directors, acting on the recommendation of the CL Committee (as defined below), will implement a compensation structure intended to align the interests of the executive officers with those of the shareholders of the Company. The elements of the Company's executive compensation program may include: (a) an annual base salary, (b) short term incentive ("STI") awards consisting of a cash bonus and award of Company RSUs, (c) long term incentive ("LTI") awards (for example, in the form of Company PSUs with performance vesting conditions or other), (d) annual contribution matching by the Company to a retirement savings plan, up to a certain percentage of base salary and subject to a contribution ceiling established annually, and (e) insurance and other benefits in support of health and wellness.

The Company anticipates that an equity incentive plan (the "Equity Incentive Plan") will be adopted in connection with the completion of the Separation and 14,400,737 Common Shares will be reserved for issuance pursuant to the Equity Incentive Plan. The Equity Incentive Plan will be administered by the CL Committee or equivalent committee appointed by the board of directors and constituted in accordance with such committee's charter. The Equity Incentive Plan will provide for the grant to eligible directors and employees (including officers and service providers determined as eligible by the CL Committee) of incentive stock options exercisable to purchase Common Shares ("Options") and Company RSUs that convert automatically into Common Shares and Company PSUs that are subject to performance conditions and/or multipliers and designated as such in accordance with the Equity Incentive Plan. The Equity Incentive Plan also provides for the grant to eligible directors of Company DSUs which the directors are entitled to redeem following retirement or termination from the board of directors (Options, RSUs, PSUs and DSUs are collectively referred to as "Awards").

Vesting periods will be determined at the discretion of the board of directors or the Company's Chief Executive Officer. It is currently anticipated that: (a) Company RSUs will generally vest immediately for STI awards, or cliff-vest after three years for LTI awards; if granted for other purposes, Company RSUs will typically vest on the grant anniversary over a period of up to three years; (b) Company PSUs will generally cliff-vest after three years, as they are granted as LTI awards under the executive compensation program; and (c) Company DSUs will generally vest on the 20th business day after an independent director ceases to hold the position. The Company does not anticipate granting awards of Options under the Equity Incentive Plan.

The aggregate number of Common Shares that may be subject to issuance under the Equity Incentive Plan, together with any other securities-based compensation arrangements of the Company, will not exceed 14,400,737 Common Shares (or approximately 9% of the Common Shares based on the number of LAC Common Shares outstanding as of June 16, 2023).

C. Board Practices

The members of the Board do not have service contracts and do not receive any benefits upon termination of their directorships other than the Common Shares underlying the Company DSUs. Following the completion of the Separation, it is anticipated that the Company's Board will have the following committees, each of which will have adopted a charter.

The Board

The Board will comprise of eight (8) directors upon completion of the Separation.

Mr. Brown, Ms. Chubbs, Mr. Gao, Ms. Magie and Mr. Montgomery will be considered to be "independent" directors for the purposes of National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") and pursuant to Section 303A of the NYSE Listed Company Manual. Mr. Evans, Mr. Dushnisky and Mr. Kirkman will not be considered independent as Mr. Evans will be an executive officer of the Company, Mr. Dushnisky will be the Executive Chair of the Company, and Mr. Kirkman is a representative of GM which will have a commercial relationship with the Company. As such, a majority (five (5) of eight (8) or 63%) of the directors will be independent.

Certain of the proposed directors of the Company are directors of other reporting issuers (or the equivalent) in Canada or foreign jurisdictions, as set out below.

Director	Name of Issuer(s)

Fabiana Chubbs	Royal Gold, Inc.

Kelvin Dushnisky	Doman Building Materials Group Ltd.

Rigel Resource Acquisition Corp.

Jinhee Magie	AngloGold Ashanti Ltd.

Star Royalties Ltd.

Philip Montgomery	Walkabout Resources Ltd.

Directors on the Board with an interest in a material transaction or agreement will be required to declare their interest and abstain from voting on the transaction or agreement at issue. The Board will also form special committees as needed, comprised of only independent directors, to evaluate proposed related party transactions and ensure that independent judgement is used to evaluate the transaction, free of any potential or actual conflict of interest.

It is anticipated that Common Shares will be dual-listed in Canada and the U.S. The NYSE and U.S. securities laws set out different requirements for determining director independence vis-à-vis the TSX and securities laws in Canada. As an anticipated "foreign private issuer" under U.S. securities laws and for so long as the Company maintains this status, the Company will likely be permitted to follow Canadian requirements (as its home country) instead of certain NYSE corporate governance standards, including director independence but this does not apply to audit committee independence requirements under U.S. securities laws. The three proposed members of the Audit and Risk Committee of the Company are expected to be Fabiana Chubbs (Chair), Jinhee Magie and Michael Brown, each of whom will satisfy the independence requirements of Rule 10A-3 under the Exchange Act and Section 303A of the NYSE Listed Company Manual.

Role and Mandate of the Board

The Board will have overall responsibility for corporate governance matters by virtue of its responsibility for:

• developing and approving corporate policies and guidelines;

• assisting in the definition of corporate objectives and assessing corporate strategies and key plans;

• overseeing material risks of the Company and its business;

• overseeing the integrity of the Company's internal financial controls and management information systems; and

• evaluating the Company's performance and the performance of the Board, its committees and individual directors.

The Board's responsibility for these items will be reflected in a board mandate, to be adopted by the Board that will set out the written terms of reference for the Board's authority, responsibility and function. The board mandate will be available on the Company's website at www.lithiumamericas.com once adopted following the completion of the Separation.

Orientation and Continuing Education

It is expected that the proposed directors on the Board will be provided with an orientation that includes meetings with the Company's senior management team that covers topics including the Company's history and status of operations, information about the Company's business, goals, strategy and major policies, familiarization with partners and major service providers, updates on the political environment in the jurisdictions where the Company operates, information about the lithium industry, lithium markets and pricing, as well as developments in the electric vehicle and battery markets, recent analyst reports, information about the Code of Conduct and Ethics (the "Code of Conduct"), information pertaining to personal liabilities, the Company's insurance program, rules for purchasing, exercising and selling the Company's issued securities (Common Shares and Equity Awards), and rules regarding insider trading and non-public information. They are also expected to participate in office and site visits, and have the opportunity to meet with staff throughout the organization.

Ethical Business Conduct

The Company will adopt a Code of Conduct following the completion of the Arrangement. The Code of Conduct will apply to all of the Company's directors, officers, employees and consultants, and is designed to:

• promote a culture of integrity, and honest and ethical conduct;

• deter wrong-doing such as illegal actions, misuse of Company opportunities or assets, and insider trading;

• provide a framework for addressing conflicts of interest, and potential conflicts;

• preserve the confidentiality of information shared internally with anyone covered by the Code of Conduct;

• require compliance with applicable laws, rules and regulations, including environmental laws;

• promote a culture of health and safety, and equal opportunity;

• encourage fair dealings with customers, suppliers, competitors and internally among our workforce;

• prohibit payments to domestic and foreign officials pursuant to applicable anti-bribery and anti-corruption laws in Canada and the United States;

• establish guidelines for financial and business reporting, and accurate recordkeeping;

• set out expectations regarding gifts and entertainment, use of email and internet services, and compliance with the Code of Conduct; and

• encourage reporting of any perceived violations of the Code of Conduct, without fear of retaliation.

The Code of Conduct will be subject to review from time to time by the governance and nomination committee (the "GN Committee"), which will be responsible for updating the Code of Conduct to ensure the Company is current with evolving governance and ethics practices. The Board will be responsible for granting any waivers from the Code of Conduct. The Company will disclose any waivers from the requirements of the Code of Conduct granted to directors or executive officers.

Board Nomination

The Board's recruitment and nomination process will be overseen and led by the GN Committee. Recruitment processes may be conducted with or without the assistance of an independent recruitment firm, at the committee's discretion. In connection with the nomination or appointment of individuals as directors, the competencies and skills required by the Board as well as the competencies and skills of the existing directors and the appropriate size of the Board will be considered.

Board Assessments

The GN Committee will be responsible for overseeing and establishing processes to evaluate the effectiveness of the Board, committees and individual directors, along with reviewing charters. It will also be responsible for reviewing: (i) the performance of individual directors, the Board as a whole, and committees of the Board; and (ii) the performance evaluation of the chair of each Board committee. These assessments will be conducted on an informal basis.

Board Skills Matrix

As part of the Company's efforts to ensure that the Company will have the appropriate combination of skills and experience on the Board from its inception, an ad hoc committee of LAC charged with overseeing board recruitment and composition-related matters for the Company has assessed the proposed director nominees of the Company based on a skills matrix and identified the various areas of expertise that will be necessary to provide effective stewardship for the Company. Each director nominee was asked to consider the various areas of expertise identified below and identify whether they consider themselves to have these skills as core competencies, ancillary competencies, or that it was not within their particular area of expertise.

The following skills matrix indicates the number of director nominees who have expertise in the identified area, and is representative of the diverse competencies of the director nominees for the Company:

Areas of Expertise		General Competencies	Experienced Competencies	Core Competencies
Industry	Exploration	5	3	-
	Mine Development/Operations	3	3	2
	Lithium Industry	5	1	2
	Chemical Processing	5	1	2
	Health and Safety	3	3	2
	Sustainability and Environment	4	1	3
Operational	Human Resources and Talent Management	-	7	1
	Business Development	-	4	4
	Executive Compensation	2	5	1
	Risk Management	-	5	3
	Cybersecurity and Technology	5	1	2

Financial	Financial and Audit	3	3	2
	Financial Literacy	2	2	4
	Capital Markets	3	3	2
	Banking/Project Finance	3	3	2
Legal/Regulatory	Securities/Law, Legal Policy and Regulatory	2	4	2
	Government Relations	3	2	3
	Corporate Governance	-	6	2
Leadership	Executive Leadership	-	3	5
	Board Experience	2	4	2
	Public Company Executive	-	3	5
	Strategic Planning	-	3	5

Diversity

The Company has not adopted a written policy relating to identification and nomination of female directors or a target regarding women in executive positions at this time. The Board will consider the adequate policies and practices to be adopted for the Company as are appropriate for its circumstances. Of the proposed director nominees for the Company, two (2) out of eight (8) (25%) are women. With respect to the proposed executive management, one (1) out of seven (7) is a woman (14%).

Audit and Risk Committee

The audit committee of the Company (the "Audit and Risk Committee") is expected to consist of Fabiana Chubbs (Chair), Jinhee Magie and Michael Brown. The Board has determined that the members of the Audit and Risk Committee meet the applicable independence requirements of the SEC and the applicable NYSE rules.

The Audit and Risk Committee will have powers and perform the functions customarily performed by such a committee, including those required of such a committee by the SEC and NYSE. The Audit and Risk Committee will be responsible for the oversight of the Company's accounting and financial reporting processes, financial statement audits and risk management functions.

Environmental, Sustainability, Safety and Health Committee

The environmental, sustainability, safety and health committee (the "ESSH Committee") is expected to consist of Michael Brown (Chair), Zach Kirkman, Jonathan Evans and Philip Montgomery, of whom Mr. Brown and Mr. Montgomery will each be an "independent" director. The ESSH Committee will be responsible for reviewing and monitoring: (a) the environmental policies and activities of the Company on behalf of the Board and management; (b) the policies and activities of the Company as they relate to the health and safety of employees of the Company in the workplace; (c) the social engagement and social responsibility policies and activities of the Company as they relate to the Company's interaction with community, government, and other stakeholders; and (d) the policies and activities of the Company as they relate to sustainable development and business practices, including environmental, health and safety, social engagement and social responsibility and related matters in the conduct of the Company's activities.

Governance and Nomination Committee

The GN Committee is expected to consist of Yuan Gao (Chair), Jinhee Magie, Kelvin Dushnisky (the Executive Chair of the Company) and Fabiana Chubbs, of whom Mr. Gao, Ms. Magie and Ms. Chubbs will each be an "independent" director. The GN Committee will be responsible for (a) assisting the Board in fulfilling its oversight responsibilities by identifying individuals qualified to become board and board committee members and recommending that the board select director nominees for appointment or election to the board; and (b) developing and recommending to the board corporate governance guidelines for the Company and making recommendations to the board with respect to corporate governance practices.

Compensation and Leadership Committee

The compensation and leadership committee (the "CL Committee") is expected to consist of Jinhee Magie (Chair), Yuan Gao, and Philip Montgomery, each of whom will each be an independent director. The CL Committee will be responsible for (a) reviewing senior leadership development and succession planning for the Company; (b) discharging the Board's responsibilities relating to compensation and benefits of the executive officers and directors of the Company; and (c) developing and overseeing the management's compensation policies and programs.

D. Employees

Following the completion of the Separation it is expected the Company will have 72 employees.

E. Share Ownership

The common shares beneficially owned by the Company's directors and executive officers are disclosed below in "Item 7. Major Shareholders and Related Party Transactions."

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding ownership of the Company's Common Shares immediately following the completion of the Separation by each person or entity known by the Company to be the beneficial owner of more than 5% of the Company's outstanding Common Shares, each of the Company's directors and executive officers, and all of the Company's directors and executive officers as a group. To the best of the Company's knowledge, except as disclosed in the table below or with respect to the Company's directors and executive officers, the Company is not, and will not be following the Separation, controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons. All of the Company's common shareholders, including the shareholders listed in this table, will be entitled to one vote for each Common Share held.

Except as otherwise noted below, the share amounts reported in the table below are based on each person's beneficial ownership of LAC Common Shares on the date of this registration statement, assuming the shareholding structure of LAC immediately prior to the Separation will be the same as its shareholding structure as of the date of this registration statement, and giving effect to a distribution in the Separation at the distribution ratio of one Common Share (and Lithium Argentina Common Share) for every one LAC Common Share held by such person. As of September 13, 2023, there are 159,924,805 LAC Common Shares issued and outstanding. Information for certain holders is based on their latest filings with the SEC with respect to beneficial ownership of LAC Common Shares or information delivered to the Company.

Identity of Person or Group	Number of Shares Owned	Percent of Class
5% or greater shareholders
General Motors Holdings LLC	15,002,243	9.4%
GFL International Co., Limited	15,000,000	9.4%
Officers and Directors
Jonathan Evans	341,370	*
Aubree Barnum	628	*
Tim Crowley	38,997	*
Richard Gerspacher	1,907	*
Edward Grandy	54,986	*
April Hashimoto	0	*
Pablo Mercado	10,342	*
Alexi Zawadzki	146,228	*
Michael Brown	600	*
Fabiana Chubbs	6,600	*
Kelvin Dushnisky	0	*
Yuan Gao	0	*
Zach Kirkman	0	*
Jinhee Magie	0	*
Philip Montgomery	0	*

Directors and Officers as a group (15 individuals)	601,658	*

*  Less than one percent.

B. Related Party Transactions

As described in the section "Explanatory Note," the Company and LAC entered into the Arrangement Agreement, pursuant to which the Arrangement will be carried out under the BCBCA, whereby LAC will reorganize its share capital, the Spin-Out Business will be acquired by the Company and a series of share exchanges and redemptions will take place as a result of which each shareholder of LAC will have the same percentage shareholding in each of Lithium Argentina and the Company immediately upon the completion of the Arrangement at the Arrangement Effective Time.

Under the Arrangement Agreement, the parties have also agreed to enter into the Transitional Services Agreement upon completion of the Arrangement, pursuant to which it is expected that, on an interim basis, each of Lithium Argentina and the Company will provide to each other certain assistance and services from time to time in order to facilitate the orderly transition of each entity into fully independent public companies. It is expected that, pursuant to the Transitional Services Agreement, detailed schedules will be prepared including the terms for each scope of services provided between the entities, and the related costs payable by Lithium Argentina to the Company, and the Company to Lithium Argentina. Unless terminated earlier or extended by mutual agreement of the parties thereto, it is expected that the schedules to the Transitional Services Agreement will expire in three to 12 months following the Arrangement Effective Date. The terms of the schedules and the Transitional Services Agreement have not yet been finalized.

Under the Arrangement Agreement, the parties have also agreed to enter into a tax indemnity and cooperation agreement (the "Tax Indemnity and Cooperation Agreement") on the Arrangement Effective Date after completion of the Arrangement. The substance of the Arrangement Agreement and Tax Indemnity and Cooperation Agreement are summarized in the section "10.C - Material Contracts."

Funding from LAC

The Company has been funded via loan from LAC (recorded within liabilities) or capital contributions (recorded within net LAC investment in equity). The net LAC investment represents LAC's interest in the recorded net assets of the Company and the cumulative net equity investment by LAC through the dates presented.

Allocation of LAC Costs

Certain costs related to the Company incurred by LAC are allocated to the Company and presented as general and administrative expenditures in the carve-out statement of comprehensive loss. Allocated costs for the year ended December 31, 2022, totaled $11.2 million (2021 - $6.6 million; 2020 - $5.6 million).

General and Administrative (allocation of corporate costs)	Years Ended December 31,
(in US$ million)	2022	2021	2020
	$	$	$
Salaries, benefits and other compensation	5.2	3.6	4.1
Office and administration	1.8	1.3	0.7
Professional fees	3.4	1.2	0.5
Investor relations, regulatory fees and travel	0.8	0.5	0.3
Total	11.2	6.6	5.6

C. Interests of Experts and Counsel

Not applicable.

Item 19. EXHIBITS

Exhibit No.	Description
1.1†	Articles of the Company
4.1#+	Master Purchase Agreement dated January 30, 2023 between Lithium Americas Corp. and General Motors Holdings LLC
4.2#†	Investor Rights Agreement dated February 16, 2023 between Lithium Americas Corp. and General Motors Holdings LLC
4.3#	Amended and Restated Arrangement Agreement dated June 14, 2023 between Lithium Americas Corp. and the Company
4.4#	Form of Lock-Up Agreement to be entered into among Lithium Americas Corp., the Company and GFL International Co., Limited
4.5†	Form of Lithium Americas Corp. Equity Incentive Plan of the Company
4.6#†	Form of Tax Indemnity and Cooperation Agreement to be entered into between Lithium Argentina and the Company
4.7#+	Form of New LAC Tranche 2 Subscription Agreement (incorporated by reference to Schedule E to Exhibit 4.1 to this Registration Statement on Form 20-F)
4.8#+†	Lithium Offtake Agreement dated February 16, 2023 between Lithium Americas Corp. and General Motors Holdings LLC
4.9#+	Gross Revenue Royalty Agreement dated February 6, 2013 among Western Lithium USA Corporation, KV Project LLC and MF2 LLC
4.10#+	Gross Revenue Royalty Agreement dated February 6, 2013 among Western Lithium USA Corporation, Western Lithium Corporation and MF2 LLC
4.11	Amendment No. 1 to Gross Revenue Royalty Agreement dated September 30, 2013 among Western Lithium USA Corporation, KV Project LLC and MF2 LLC
4.12	Amendment No. 1 to Gross Revenue Royalty Agreement dated September 30, 2013 among Western Lithium USA Corporation, Western Lithium Corporation and MF2 LLC
4.13#+	Water Rights Purchase Agreement dated November 26, 2018 between Home Ranch, LLC and Lithium Nevada Corp.
4.14#+	Supplement to Water Rights Purchase Agreement dated November 26, 2018 between Home Ranch, LLC and Lithium Nevada Corp.
8.1†	List of Subsidiaries
15.1†	Preliminary Feasibility Study S-K 1300 Technical Report Summary for the Thacker Pass Project Humboldt County, Nevada, USA, effective December 31, 2022
15.2†	Consent of M3 Engineering & Technology Corporation
15.3†	Consent of Sawtooth Mining LLC
15.4†	Consent of Process Engineering, LLC
15.5†	Consent of Wood Canada Limited
15.6†	Consent of EXP U.S. Services Inc.
15.7†	Consent of NewFields Mining Design & Technical Services
15.8†	Consent of Piteau Associates
15.9†	Consent of Industrial TurnAround Corporation
15.10†	Consent of PricewaterhouseCoopers LLP

# Portions of this exhibit have been redacted in compliance with Items 601(a)(6) or 601(b) of Regulation S-K and the Instructions as to Exhibits of Form 20-F. The Company agrees to furnish a copy of any omitted schedule or exhibit to the SEC upon its request.

+ Certain exhibits and schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K and the Instructions as to Exhibits of Form 20-F. The Company agrees to furnish a copy of any omitted schedule or exhibit to the SEC upon its request.

† Previously Filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

1397468 B.C. Ltd.

By:	/s/ Alexi Zawadzki
Name:	Alexi Zawadzki
Title:	Vice President

Date: September 14, 2023